    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2002
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                        Sizeler Property Investors, Inc.
                       (Name of Subject Company (Issuer))

                             --------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        (Name of Filing Person (Issuer))

                             --------------------

            8% Convertible Subordinated Debentures due July 15, 2003
                         (Title of Class of Securities)

                             --------------------

                                   830137AA3
                                  ---------------
                     (CUSIP Number of Class of Securities)

                             --------------------

                                Sidney W. Lassen
                                    Chairman
                            2542 Williams Boulevard
                            Kenner, Louisiana 70062
                                 (504) 471-6200
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                             --------------------

                                   Copies to:
                           WILLIAM I. SCHAPIRO, ESQ.
                        JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                           BUFFALO, NEW YORK   14202
                                 (716) 856-0600

                             --------------------

                           CALCULATION OF FILING FEE

===================================================================================================
                                                      Proposed
                                                       Maximum          Proposed
                                                      Aggregate          Maximum         Amount of
     Title of Each Class of        Amount to be       Offering          Aggregate      Registration
  Securities to be Registered       Registered     Price Per Unit    Offering Price         Fee
---------------------------------------------------------------------------------------------------
9.75% Series B cumulative
   redeemable preferred stock       $61,900,000               100%   $61,900,000 (1)  $5,694.80 (2)
---------------------------------------------------------------------------------------------------
9.0% convertible subordinated
   debentures due
   July 15, 2009                             (3)               (3)               (3)             (3)
===================================================================================================

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, this amount is the market value of the maximum amount of 8% convertible subordinated debentures due 2003 that may be received by the registrant from tendering holders.

(2) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

(3) The maximum principal amount of 9.0% convertible subordinated debentures due July 15, 2009 that may be issued in this exchange offer is the conversion price of such debentures multiplied by 3,667,311. The total of Series B preferred stock and 9.0% convertible subordinated debentures to be issued upon completion of this exchange offer will be equal to or less than $61,900,000. Therefore, no additional registration fee is required pursuant to Rule 457 under the Securities Act of 1933, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:   $5,694.80    Filing Party: Sizeler Property
                                                     Investors, Inc.

Form or Registration No.: 333-72208    Date Filed:   October 25, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]    Third-party tender offer subject to Rule 14d-1.
[X]    Issuer tender offer subject to Rule 13e-4.
[_]    Going-private transaction subject to Rule 13e-3.
[_]    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                             INTRODUCTORY STATEMENT

          This Tender Offer Statement on Schedule TO (this "Schedule TO") related to the offer by Sizeler Property Investors, Inc., a Maryland corporation (the "Issuer"), to exchange $61.9 million in principal amount of 8% convertible subordinated debentures due July 15, 2003 (the "old debentures") for 9.0% convertible subordinated debentures due July 15, 2009 (up to a maximum principal amount of $40,340,000) and 9.75% Series B cumulative redeemable preferred stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Prospectus and Exchange Offer filed with the Securities and Exchange Commission under Rule 424(b) on March 28, 2002 (the "Prospectus"), which is a part of the Issuer's Registration Statement on Form S-4 (File No. 333-72208) filed with the Securities and Exchange Commission on October 25, 2001 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 20, 2001, Amendment No. 2 filed with the Securities and Exchange Commission on January 22, 2002 and Amendment No. 3 filed with the Securities and Exchange Commission on March 25, 2002 (the "Registration Statement"), and the related Letter of Transmittal filed as Exhibit 99.1 to the Registration Statement.

          The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except as otherwise set forth below.

ITEM 1.   SUMMARY TERM SHEET.

     The information disclosed on the cover page of the Prospectus is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The information disclosed under the heading "Prospectus Summary - Sizeler Property Investors, Inc." in the Prospectus is incorporated herein by reference.

     (b) Securities. The information disclosed on the cover page of the Prospectus and under the heading "Prospectus Summary - Background of this Exchange Offer" in the Prospectus is incorporated herein by reference.

     (c) Trading Market and Price. The information disclosed under the heading "This Exchange Offer - Market and Trading Information Regarding the Old Debentures" in the Prospectus is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          The following are the directors and executive officers of the Issuer. No other persons control the Issuer, and no executive officer or director of any corporation or other person is ultimately in control of the Issuer.

          Sidney W. Lassen, Chairman and Chief Executive Officer, Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062,
(504) 471-6200.

          Thomas A. Masilla, Jr., Vice Chairman, President and Director, Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062,
(504) 471-6200.

          Robert A. Whelan, Chief Financial Officer, Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062, (504) 471-6200.

          James W. Brodie, Vice President and Secretary, Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062,
(504) 471-6200.

          J. Terrell Brown, Director, 7389 Florida Boulevard, Baton Rouge, Louisiana 70806, (504) 924-6007.

          Francis L. Fraenkel, Director, c/o Newberger Berman, 605 3 Avenue, 37th Floor, New York, New York 10158, (212) 476-8500.

          Harold B. Judell, Director, c/o Foley and Judell, One Canal Place, Suite 2600, 365 Canal Street, New Orleans, Louisiana 70130, (504) 568-1249.

          James W. McFarland, Director, c/o Dean, A.B. Freeman School of Business, Tulane University, New Orleans, Louisiana 70118, (504) 865-5407.

          Richard L. Pearlstone, Director, c/o The Pearlstone Group, Inc., Village Square II, Suite 212, Baltimore, Maryland 21210, (410) 532-2263.

          Theodore H. Strauss, Director, c/o Bear, Stearns & Co. Inc., 300 Crescent Court, Suite 200, Dallas, Texas 75201, (214) 979-7730.

ITEM 4.   TERMS OF THE TRANSACTION.

          The information disclosed under the headings "Prospectus Summary -- Summary of the Terms of this Exchange Offer", "This Exchange Offer",
"Comparison of the Old Debentures, the New Debentures and the Series B Preferred Stock" and "Material United States Federal Income Tax Consequences" in the Prospectus is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          None.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a) Purposes. The information disclosed under the heading "Prospectus Summary - Reason for this Exchange Offer" in the Prospectus is incorporated herein by reference.

          (b) Use of Securities Acquired. The information disclosed under the heading "Use of Proceeds" in the Prospectus is incorporated herein by reference.

          (c) Plans. The information disclosed under the headings "Prospectus Summary - Effects of this Exchange Offer on Owners of the Old Debentures" and "Prospectus Summary - Summary of the Terms of this Exchange Offer" in the Prospectus discussing the possible removal from listing of the old debentures is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) Source of Funds. The information disclosed on the cover page of the Prospectus and under the heading "Prospectus Summary - Summary of the Terms of this Exchange Offer" in the Prospectus is incorporated herein by reference.

          (b) Conditions. The information disclosed under the heading"Prospectus Summary - Summary of the Terms of this Exchange Offer" and "This Exchange
Offer - Conditions to this Exchange Offer" is incorporated herein by reference.

          (d) Borrowed Funds.  None.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) Securities Ownership. The information disclosed under the heading "Beneficial Ownership of Old Debentures by Directors and Executive Officers" in the Prospectus is incorporated herein by reference.

          (b) Securities Transactions. The information disclosed under the heading "Recent Transactions in the Old Debentures" in the Prospectus is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Solicitations or Recommendations. The information disclosed under the headings "This Exchange Offer - Financial Advisor" and "This Exchange
Offer - Information Agent" in the Prospectus is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) Financial Information. The information disclosed under the headings "Prospectus Summary - Summary Historical Financial Data", "Selected Financial Data" and "Ratio of Earnings to Fixed Charges" in the Prospectus, the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 is incorporated herein by reference.

          (b) Pro Forma Information. The information disclosed under the heading "Prospectus Summary - Summary Pro Forma Balance Sheet Data" and "Unaudited Pro Forma Consolidated Financial Statements" in the Prospectus is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

          None.


ITEM 12.     EXHIBITS.

(a)(1)(A) Prospectus and Exchange Offer (incorporated by reference to the Issuer's Prospectus filed pursuant to Rule 424(b) on March 28, 2002 as part of the Issuer's Registration Statement on Form S-4, as amended (No. 333-72208)).

(a)(1)(B)    Form of Letter of Transmittal (incorporated by reference to Exhibit
             99.1 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(1)(C) Form of Notice to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit
             99.2 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on January 22, 2002).

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4) Prospectus and Exchange Offer (incorporated by reference to the Issuer's Prospectus filed pursuant to Rule 424(b) on March 28, 2002 as part of the Issuer's Registration Statement on Form S-4, as amended (No. 333-72208)).

(a)(5) Press Release issued by the Issuer on March 28, 2002 filed herewith.

(b)          Not applicable.

(d)          None.

(g)          None.

(h) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding certain tax matters (incorporated by reference to Exhibit 8 to the Issuer's Registration Statement on Form S-4 (No. 333-72208) filed on October 25, 2001).


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 28, 2002

                              SIZELER PROPERTY INVESTORS, INC.


                              By: /s/ Sidney W. Lassen
                                  ---------------------------------------------
                                  Sidney W. Lassen,
                                  Chairman of the Board and Chief
                                  Executive Officer